SCULPTOR DIVERSIFIED REAL ESTATE INCOME TRUST, INC.
9 West 57th Street, 40th Floor, New York, NY 10019
Via EDGAR

April 19, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 3010CF/AD8
Washington, DC 20549
Attn:    Jessica Barberich
Re:     Sculptor Diversified Real Estate Income Trust, Inc.
Amended Registration Statement on Form 10
Filed August 15, 2023
    File No. 000-56566

Dear Ms. Barberich:

Thank you for your letter dated March 15, 2024, pertaining to the post-effective amendment to the Form 10 filed on September 13, 2023, by Sculptor Diversified Real Estate Income Trust, Inc., a Maryland corporation (the “Company”). We have included your comment below, followed by the Company’s response.

Comment: We received your letter dated January 24, 2024, which you provided in response to our letter dated December 8, 2023 in connection with the review of your Form 10 filed July 5, 2023 and a post-effective amendment to that Form 10 filed September 13, 2023. Given your significant asset concentration due to triple-net lease arrangements with subsidiaries of Sevita as well as guarantee agreements by Sevita, we continue to believe that the financial statements of Sevita are necessary for an adequate presentation of your financial condition. Based on the information you provided in your letters and pursuant to our authority in Rule 8-01(e) of Regulation S-X, we require that you amend your Form 10 to include audited financial statements of Sevita as of and for the year ended December 31, 2022….

Response:

We appreciate the staff’s consideration of our prior response. In the interest of full transparency and with the goal to reach a solution that would satisfy the Company’s disclosure obligations while not negatively impacting the Company’s shareholders, we would like to reiterate the following:

1.The financial information you have required to be disclosed is only in the Company’s possession because it was provided subject to a confidentiality provision included in the leases between (i) Sevita or its subsidiaries and (ii) CapGrow or its subsidiaries. (The Company acquired a controlling interest in CapGrow after the execution of those leases.) Sevita continues to staunchly maintain that the disclosure of any of their confidential financial information would constitute a material breach of those lease agreements.

2.The Company is concerned that, based on the interactions that the Company has had with Sevita on this topic, making the disclosures that you have required pursuant to your authority under Rule 8-01(e) of Regulation S-X may provoke Sevita to allege that its landlord has materially breached the terms of its leases. Sevita could then seek remedies in response. If this were to happen, the Company’s business, assets and financial condition could be negatively impacted.

3.We continue to engage with Sevita in an effort to reach a solution that would permit the Company to make the disclosures required by the Staff without risk of the negative consequences from Sevita noted above.

In furtherance of point 3 above and in the spirit of reaching a potential solution, we have proposed the following course of action to Sevita. To be clear, as of the date of this letter, Sevita has indicated that this proposal would not be satisfactory to them and if the Company is compelled to disclose Sevita’s financials in a manner not satisfactory to

Division of Corporation Finance
U.S. Securities and Exchange Commission
April 19, 2024

Sevita, then the Company and its shareholders could be negatively impacted. The proposal, if acceptable to the Commission, is to make Sevita’s audited financial statements available to current and prospective investors on a confidential basis through access to a password-protected data room. Current investors would be informed of this access by means of a shareholder communication, and prospective investors would be informed by means of language included in the Company’s private placement memorandum.

Because the Company’s shares are not traded, are sold only by means of redemption with the Company and are held by fewer than 150 holders, we believe that the proposed accommodation would provide investors with sufficiently equivalent access to such financial information as would inclusion of the Sevita financial statements in the Company’s Form 10.

Should you have any questions regarding the foregoing, please contact Robert Bergdolt at DLA Piper LLP (US) by email at robert.bergdolt@us.dlapiper.com or by phone at (919) 786-2002.

Very truly yours,
Sculptor Diversified Real Estate Income Trust, Inc.

By:	/s/ Steven E. Orbuch
	Name:	Steven E. Orbuch
	Title:	Chief Executive Officer

cc:	Robert Bergdolt, DLA Piper LLP (US)
Ruairi Regan
Frank Knapp
Wilson Lee